SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

2Q15 EBITDA reached R$2,610 million

Solid operating performance, higher international margins and a weaker local currency supported the second-quarter results

HIGHLIGHTS:

▶   The average cracker utilization rate stood at 93%, expanding 4 p.p. from 1Q15, supported by the better operational efficiency. The exception was the Rio de Janeiro complex, whose performance continued to be affected by low feedstock supply. Excluding the Rio de Janeiro site from the analysis, the utilization rate was 97% in 2Q15.

▶   Brazil's economic slowdown impacted domestic demand for resins (PE, PP and PVC) in the quarter, which was 1.2 million tons, down 15% from 1Q15, whose demand was influenced by the inventory rebuilding and anticipation of a portion of sales due to the increase in international prices. Compared to 2Q14, domestic demand decreased 8%. Braskem’s sales followed the market trend and amounted to 792 kton.

▶   On the other hand, the favorable international market dynamics and the new exchange rate level supported higher export sales. Resin exports amounted to 373 kton, increasing 46% and 53% from 1Q15 and 2Q14, respectively. Regarding the main basic petrochemicals, export sales volume amounted to 353 kton, up 23% from 1Q15.

▶   In 2Q15, the average capacity utilization rate of the PP plants in the USA and Europe business unit stood at 101%. This solid performance attests to Braskem's better operational reliability, which enabled it to increase production at the acquired plants and reach record production volume of 506 kton. The business unit also posted record-high sales of PP, of 493 kton, up 7% on 1Q15, driven primarily by the growth of the U.S. economy in the quarter.

▶   Braskem posted EBITDA of R$2,610 million in the quarter. The expansion compared to 1Q15 is explained by (i) the good operational performance; (ii) the recovery in petrochemical spreads in the international market; and (iii) the 7% average Brazilian real depreciation. In U.S. dollar, EBITDA came to US$850 million.

▶   Braskem's leverage, as measured by the ratio of Net Debt to EBITDA, stood at 2.27x in U.S. dollar, reaching its lowest level in eight years. This leverage also represents a decrease of 11% from 1Q15 and 17% over the same period of 2014.

▶   Braskem posted net income in the quarter of R$1,055 million.

▶   In July, Standard & Poor's downgraded its outlook for Brazil's sovereign debt rating from “stable” to “negative" and consequently changed its outlook for 21 Brazilian companies, including Braskem's outlook, which was changed from “stable” to “negative.”

Capacity-expansion and feedstock-diversification: Mexico Project

▶  The physical completion of the Mexico complex, made by the subsidiary Braskem-Idesa, reached 95% completion and the pre-commissioning activities continued to progress.

▶  June marked the startup of the first steam generation boiler, which is essential to the operation of large turbines on equipment such as compressors and power generators. Once steam was made available, the piping of the cracker furnaces was cleaned.

Innovation and Sustainability

▶   During the International Plastic Trade Fair – Feiplastic, the industry's largest trade show in Latin America, Braskem launched "Braskem Labs." The program, in a partnership with Endeavor, will encourage startups to create projects that develop innovative new solutions based on plastics.

▶   Braskem also announced a partnership with Starbucks Brasil to use recycled plastic cups and used coffee grounds to make trashcans. The initiative is part of the "Wecycle" platform to promote recycling, which was created to find new solutions that incorporate plastic recycling.

▶   In July 2015, Braskem was elected the country's fourth most innovative company by the Innovation Brasil Yearbook, a ranking compiled by the newspaper Valor Econômico and the consultancy Strategy&.

EXECUTIVE SUMMARY

Despite the slowdown in economic growth in certain regions, world GDP is expected to advance in 2Q15, benefiting from the performance of the U.S. economy, for which preliminary data indicate GDP growth of 2.3%. Indicators also point to a recovery in the economies of Europe and Japan.

In China, the economy expanded 7%, in line with the first quarter of the year, influenced by the measures adopted by the government, such as cutting interest rates and increasing industrial production.

In Brazil, the economic environment continued to deteriorate. Following the 0.2% contraction in GDP growth compared to 4Q14 (-1.6% compared to 1Q14), the expectation is for another quarter of negative growth. Given the deterioration in the labor market and income levels due to higher interest rates, household spending should continue to weaken, along with the level of investment.

In the world petrochemical market, naphtha, the main feedstock used by the industry, continued to follow the oil market trend, with an average price in 2Q15 of US$538/ton, up 15% on the previous quarter. The signs of recovery in global demand (especially in the fuel industry), the geopolitical tensions in the Middle East and the expectation of a reduction in U.S. production helped to reverse in 2Q15 the downward trend in the oil price, which averaged US$63/bbl, an increase of 16% on the average in the previous quarter. On the other hand, the scheduled and unscheduled maintenance shutdowns of crackers, combined with stronger world demand, led to a recovery in the spreads1 of thermoplastic resins2 and key basic petrochemicals3, which expanded by 10% and 22%, respectively, in relation to 1Q15.

Braskem's average cracker utilization rate, excluding the Rio de Janeiro petrochemical complex, where production is limited by the supply of feedstock by Petrobras, stood at 97%, increasing 5 p.p. from 1Q15, reflecting the increased operational efficiency resulting from the process improvements and investments made over recent years. Also contributing to this performance was the recovery of part of the competitiveness of global naphtha-based crackers due to the cost improvement in relation to gas-based crackers and the opportunities for basic petrochemical sales in the export market. Including the Rio de Janeiro cracker, the capacity utilization rate stood at 93%.

The deterioration in the country's economic situation led to contractions in the durable and non-durable goods sectors, and Brazilian demand for thermoplastic resins amounted to 1.2 million tons in 2Q15, down 15% from 1Q15, when demand benefited from inventory rebuilding in the plastic processors’ chain. The exception remained the agriculture sector, which structurally is productive and competitive, with its growth driven primarily by international demand. Braskem’s sales followed this trend and amounted to 792 kton. Compared to 2Q14, Brazilian resin demand weakened 8%, while the Company's sales decreased 10%.

On the other hand, the positive international market trend and further weakening in the Brazilian real led to an increase in sales to the international market. Braskem resins exports amounted 373 kton, up 46% and 53% from 1Q15 and 2Q14, respectively. The main basic petrochemical exports totaled 353 kton, an increase of 23% over the first quarter.

In the year to June, Brazilian resin demand was 2,629 kton, in line with 1H14, mainly due to the restocking trend observed in early 2015. In the same period, Braskem’s sales amounted to 1,746 kton.

At the USA and Europe business unit, the average capacity utilization rate of the PP plants stood at 101%, expanding 8 p.p. from 1Q15, which led to record production volume of 506 kton. The increase demonstrates the efforts made in recent years to capture operating efficiency gains and improve the reliability of assets, as well as the priority given to producing the most productive grades. The business unit also presented record-high sales of PP, of 493 kton, an increase of 7% from 1Q15. In the period, the PP market expanded by 7% in the USA and 6% in Europe. In both regions, stronger economic growth had a positive impact on growth in sectors related to consumer goods and on demand for plastic products.

In the quarter, Braskem’s EBITDA amounted to R$2,610 million, increasing 76% from 1Q15. The main factors were (i) the good operational performance; (ii) the Brazilian real depreciation; and (iii) the better contribution margin resulting from the recovery in petrochemical spreads in the international market. In U.S. dollar, EBITDA in 2Q15 was US$850 million, increasing approximately 70% from 1Q15 and 2Q14.

1 Difference between the price of petrochemicals and the price of naphtha.

2 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia).

3 80% ethylene and propylene, 20% BTX (base Europe).

In the year to June, Braskem posted EBITDA of R$4,094 million. The better performance in relation to 1H14 is explained by (i) the good operational performance; (ii) the higher total sales volume; (iii) the 29% average Brazilian real depreciation; (iv) the higher thermoplastic resin spreads in the international market; and (v) the recognition of a R$220 million refund related to the amendment to the naphtha supply agreement in 1Q15; which were partially offset by (vi) the lower basic petrochemical spreads. In U.S. dollar, consolidated EBITDA in 1H15 amounted to US$1,357 million, increasing 13% from 1H14.

In this context, net income amounted to R$1,055 million in 2Q15 and R$1,259 million in 1H15.

On June 30, 2015, Braskem’s net debt stood at US$5,855 million, up 3% from the balance at the end of the first quarter and down 6% from the end of 2014. Meanwhile, the recovery in EBITDA in the last 12 months led financial leverage, as measured by the ratio of net debt to EBITDA in U.S. dollar, to decline from 2.55x to 2.27x, which is the lowest leverage ratio since 2007.

Braskem, in line with its strategy to add value to its existing assets, continues to implement actions to improve industrial productivity at its PP plants in the USA and Europe business unit. These include optimizing each asset’s product portfolio (identifying the best products for each plant) and each product’s production parameters (increasing the production pace of these products), as well as initiatives to expand and facilitate the capacity to receive propylene (reducing the main bottlenecks in propylene logistics).

Some of these initiatives are already yielding results, while others are still in the phase of implementation or technical/financial feasibility analysis. Combined, these initiatives are expected to improve capacity utilization rates and in turn, Braskem’s capacity to meet the growing demand for this resin at a competitive cost.

As part of the commitment to its sustainability strategy, Braskem launched “Braskem Labs” in the quarter. The program, which was developed in partnership with Endeavor, will encourage startups to create projects that develop innovative new solutions for society through the use of plastic.

Another highlight was Braskem’s announcement of a partnership with Starbucks Brasil to use recycled plastic cups and used coffee grounds to make trashcans. The initiative is part of the "Wecycle" platform to promote recycling, which was created to find new solutions that incorporate plastic recycling.

Braskem also made progress on the studies for implementing a new program to reduce fixed costs. The phase of identifying opportunities and planning actions was concluded, and, among the ten work fronts, various initiatives were mapped, with potential annual savings of R$300‑400 million.

PERFORMANCE

▶  Net Revenue

In 2Q15, Braskem's consolidated net revenue was US$3.8 billion, up 6% from 1Q15, explained by (i) the recovery in petrochemical prices, which followed the international market trend; and (ii) the higher sales volume of some key basic petrochemicals and at the United States and Europe business unit. In Brazilian real, net revenue was R$11.6 billion, increasing 14%, with a positive impact from the 7% average Brazilian real depreciation in the period. Excluding naphtha/condensate resale from the analysis, net revenue in the quarter increased by 5% in U.S. dollar and 13% in Brazilian real.

Compared to 2Q14, consolidated net revenue in U.S. dollar decreased 22%, reflecting the lower petrochemical prices in the international market due to the new price scenario for crude oil and naphtha, the main feedstock used by the industry. In Brazilian real, net revenue increased 7%, with the 38% average Brazilian real depreciation in the period offsetting the lower prices in the international market.

Overseas revenue ex-resale amounted to US$1.5 billion, increasing 27% from the previous quarter, which is explained by (i) the higher sales volume of resins and basic petrochemicals; and (ii) the recovery in international petrochemical prices. Compared to 2Q14 and on the same basis, overseas revenue decreased 14%, reflecting the lower petrochemical prices in the international market, as explained above.

*Exports of products made in Brazil

In 1H15, Braskem’s consolidated net revenue was US$7.3 billion, down 26% from the same period of 2014. In Brazilian real, net revenue was R$21.8 billion, down 4%. The reduction in international petrochemical prices due to the lower crude oil and naphtha prices were partially offset by the increase in total sales volume and the average Brazilian real depreciation of 29% between the periods. Excluding naphtha/condensate resale from the analysis, net revenue decreased by 27% in U.S. dollar and by 5% in Brazilian real.

On the same basis, overseas revenue came to US$2.8 billion, down 21% on 1H14, also influenced by the decrease in the average price of petrochemicals in the international market.

Highlights by Segment

▶  Capacity utilization rate

Braskem's plants continued to operate at a high average capacity utilization rate in 2Q15 and the average crackers capacity utilization rate was 93%, up 4 p.p. from 1Q15, reflecting the increase in operating efficiency due to the process improvements and investments made over the last couple of years. In addition, the recovery in part of the competitiveness of global naphtha-based crackers, due to the improvement in production costs in relation to gas-based crackers, influenced the performance of the petrochemical complexes in the states of Bahia, São Paulo and Rio Grande do Sul, which offset the ongoing feedstock supply issues at the Rio de Janeiro complex.

The PP plants in Brazil operated at an average rate of 84%, up 12 p.p. from 1Q15, a quarter when the price reference for propylene acquired from third parties in the domestic market adversely affected the attractiveness of PP exports to certain regions.

The exception was the utilization rate of 73% for PVC, whose demand was heavily impacted by the weaker demand from the Brazilian construction industry, its main market.

In the case of the United States and Europe business unit, the average capacity utilization rate of the PP plants stood at 101%. The increase of 8 p.p. demonstrates the efforts in recent years to capture operating efficiency gains and improve the reliability of assets, as well as the priority given to producing the most productive grades.

▶  Polyolefins

Brazilian market: the deterioration in Brazil's economic situation and the consequent contraction in demand in the durable and non-durable goods sectors led the estimated market for polyolefins (PE and PP) in 2Q15 to reach 942 kton, down 16% from 1Q15, a period when growth was driven by inventory rebuilding in the plastic processors’ chain and a portion of sales volume was anticipated due to a reversal in the downward trend in prices in the international market. The exception remained the agricultural sector, which is structurally productive and competitive to meet the growing demand from the overseas market. Compared to 2Q14, the market contracted by 7%.

In 1H15, demand amounted to approximately 2.1 million tons, up 1% from 1H14, mainly due to the inventory rebuilding in the converter chain observed in early 2015.

Production: production volume in the quarter was 1,097 kton, up 10% from 1Q15, mainly due to the higher PP average capacity utilization rate, as previously explained. Compared to 2Q14, a period marked by scheduled and unscheduled shutdowns, production volume grew by 15%.

Domestic sales: following the Brazilian demand trend, Braskem's sales came to 670 kton, down 16% and 7% from 1Q15 and 2Q14, respectively. Meanwhile, market share stood at 71%, in line with the previous quarter.

Export sales: export sales volume amounted to 370 kton, up 44% from 1Q15, mainly reflecting the sale opportunities in the overseas market. Compared to 2Q14, export sales increased by 51%.

*Includes figures for Green PE as of 1Q15.

In 1H15, production volume was 2,098 kton, up 8% on the same period of 2014. Despite the challenging scenario in the Brazilian market, Braskem's polyolefin sales increased 1% to 1,470 kton. Meanwhile, export sales came to 627 kton, reflecting the higher production and sale opportunities in the overseas market, as explained above.

▶  Vinyls

Brazilian market: in 2Q15, estimated PVC consumption amounted to 265 kton, decreasing 11% and 12% from 1Q15 and 2Q14, respectively, due to the continued weak performance of the construction sector, its main market, which has been affected by Brazil's economic slowdown.

In 1H15, PVC demand was 562 kton, down 8% from the same period of 2014, also reflecting the poor performance of the Brazilian economy.

Production: in this context, PVC production volume was 130 kton. Caustic soda production volume was 104 kton, practically in line with 1Q15 and down 7% from 2Q14.

Domestic sales: following the trend in the Brazilian market, PVC sales amounted to 122 kton in 2Q15, down approximately 20% from 1Q15 and 2Q14.

In the quarter, caustic soda sales volume was 108 kton, up 3% from 1Q15. Compared to 2Q14, caustic soda sales volume decreased 2%, mainly explained by the weak performance of the aluminum industry, which was affected by demand for packaging and cans.

Export sales: the contraction in domestic demand and further depreciation in the Brazilian real supported exports of PVC, with sales volume in the quarter of 3 kton.

Due to the factors explained above, PVC production in 1H15 was 263 kton and PVC sales volume came to 279 kton, with market share of around 50%. In the case of caustic soda, production was 207 kton and sales volume in the domestic market was 212 kton.

▶  Basic Petrochemicals

In 2Q15, ethylene production amounted to 872 kton, increasing 6% from the previous quarter, mainly reflecting the better performances of the Bahia, São Paulo and Rio Grande do Sul crackers. Compared to 2Q14, a period affected by the scheduled shutdown at the Triunfo cracker and by operating issues, production increased 10%.

Performance (tons)	2Q15	1Q15	2Q14	Change	Change	1H15	1H14	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Production
Ethylene	872,465	826,657	789,769	6%	10%	1,699,122	1,579,328	8%
Propylene	359,202	346,739	312,023	4%	15%	705,941	635,757	11%
Butadiene	105,898	92,137	88,775	15%	19%	198,035	179,128	11%
BTX*	265,769	261,612	219,645	2%	21%	527,381	474,587	11%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Ethylene and propylene: the Company's sales amounted to 245 kton in 2Q15, up 7% from the previous quarter, mainly reflecting the ongoing capture of sales opportunities in the overseas market and the higher sales volume of propylene in the domestic market due to the startup of the Basf acrylics complex in Camaçari, Bahia. Compared to 2Q14, sales volume remained practically stable.

Butadiene: in the quarter, sales volume amounted to 99 kton, up 7% on 1Q15, explained by the non-recurring increase in demand arising from the low supply caused by the scheduled and unscheduled shutdowns in the quarter, particularly in Europe. Compared to 2Q14, when there was a scheduled shutdown at the Triunfo cracker, sales volume increased 11%.

BTX: sales volume amounted to 269 kton, increasing 5% from 1Q15. The increase is explained primarily by stronger paraxylene demand, given the operational stability of the Suape complex, and by sales opportunities in the export market. Compared to 2Q14, sales volume expanded 14%.

Performance (tons)	2Q15	1Q15	2Q14	Change	Change	1H15	1H14	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)

Total Sales
Ethylene/Propylene	245,452	230,154	243,390	7%	1%	475,606	466,931	2%
Butadiene	99,027	92,412	89,396	7%	11%	191,439	180,874	6%
BTX*	269,371	257,475	235,501	5%	14%	526,846	468,344	12%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

In 1H15, the production of key basic petrochemicals increased compared to 1H14. The main factors contributing to this performance were (i) the lack of scheduled maintenance shutdowns in the period; (ii) the higher operating efficiency explained above; and (iii) the improvement in the global competitiveness of naphtha-based crackers due to lower oil prices. In this context, ethylene/propylene sales volume grew by 2%. Meanwhile, BTX and butadiene sales volumes in 1H15 increased by 12% and 6%, respectively, also influenced by stronger global demand.

▶  United States and Europe

Regional market: U.S. demand for PP grew 7% compared to 1Q15, driven by sectors related to consumer goods, reflecting the improvement in the local economy. The continued growth of the European economy also supported stronger PP demand, which increased 6% from the previous quarter. Compared to 2Q14, demand for PP increased 4% in the United States and 2% in Europe.

In 1H15, U.S. demand for PP was up around 2% from 1H14, while European demand expanded by 5%.

Production: record volume of 506 kton in the quarter, up 10% from 1Q15, reflecting (i) the normalization of operations after the scheduled and unscheduled shutdowns; and (ii) the continued improvement in the operating efficiency of assets and the priority placed on producing more productive grades of resins. Compared to 2Q14, the production volume was 3% higher.

Sales: PP sales volume in the quarter was 493 kton, increasing 7% and 3% from 1Q15 and 2Q14, respectively. In both periods, the increase is mainly explained by the good performance of sectors related to consumer goods and the improvement in the local economies.

Performance (tons)	2Q15	1Q15	2Q14	Change	Change	1H15	1H14	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales
PP	493,373	460,278	478,584	7%	3%	953,651	938,693	2%

Production
PP	505,568	460,866	492,804	10%	3%	966,434	937,037	3%

In 1H15, production increased 3% from 1H14. Sales volume also grew in the period, by 2%, accompanying the higher supply and the improvement in the economic scenario, especially in the United States.

▶ Cost of Goods Sold (COGS)

Braskem's cost of goods sold (COGS) in 2Q15 amounted to R$8.8 billion, increasing 3% from 1Q15. The reduction in propylene, ethane and propane prices in the international market were partially offset by the average U.S. dollar appreciation of 7% between the periods, which generated a negative impact of R$554 million.

Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported from producers in other countries. The ARA naphtha price reference for domestic supply (three-month moving average) reached US$502/ton in 2Q15, down 5% from US$527/ton in 1Q15 and 45% from 2Q14. The average ARA naphtha price, the price reference for imported naphtha, stood at US$538/ton, up 15% from 1Q15 and down 43% from 2Q14.

Regarding the average gas feedstock price, the Mont Belvieu price reference for ethane and propane decreased 2% and 14% from 1Q15 to US$18 cts/gal (US$136/ton) and US$46 cts/gal (US$238/ton), respectively. The continued oversupply and the build in inventories due to the less rigorous winter contributed to this performance. In the case of USG propylene, the average price reference was US$919/ton in the period, decreasing 16% from 1Q15, following the trend in the propane market.

Compared to 2Q14, COGS decreased 8%. The main factors were (i) the lower feedstock prices in the international market, reflecting the new level of crude oil prices; which was partially offset by (ii) the higher sales volume; and (iii) the average U.S. dollar appreciation, which generated a negative impact of R$2.2 billion.

In 1H15, COGS amounted to R$17.4 billion, decreasing 13% on the year-ago period. The higher sales volume and Brazilian real depreciation were offset by lower feedstock prices in the international market, as mentioned above.

▶  Selling, General and Administrative Expenses (SG&A)

In 2Q15, Selling, General and Administrative Expenses amounted to R$603 million, in line with 1Q15 and 2Q14.

Selling Expenses amounted to R$260 million in 2Q15, in line with the previous quarter. Compared to 2Q14, selling expenses declined 8% due to lower logistics costs.

General and Administrative Expenses amounted to R$342 million in the quarter, increasing 2% from 1Q15, explained mainly by the payment of third-party services related to innovation and technology and legal services. Compared to 2Q14, general and administrative expenses increased 6%, influenced by higher payroll expenses and the payment of third-party services, as already mentioned.

In 1H15, Selling, General and Administrative Expenses were R$1.2 billion, up 2% from 1H14, mainly explained by higher payroll expenses (collective bargaining agreement) and the third-party service expenses detailed above.

▶  EBITDA

Braskem’s consolidated EBITDA4 in 2Q15 amounted to R$2,610 million, increasing 76% from 1Q15. EBITDA margin excluding naphtha/condensate resale stood at 24.4%, expanding 10.2 p.p.. The main factors contributing to this performance were (i) the good operational performance; (ii) the 7% average Brazilian real depreciation; and (iii) the better contribution margin resulting from the recovery in resins and basic petrochemical spreads in the international market. In U.S. dollar, EBITDA in the quarter came to US$850 million, up 67% in the period.

Compared to 2Q14, EBITDA in Brazilian real increased by R$1.5 billion. The main factors were (i) the good operational performance; (ii) the average Brazilian real depreciation of 38% between the periods, which generated a positive impact of R$914 million; (iii) the increase in total sales volume; and (iv) the recovery in resins spreads in the international market. In U.S. dollar, EBITDA was up 68%.

 [1] EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. However, note that EBITDA is not a measure established in accordance with International Financial Reporting Standards (IFRS) and is presented herein in accordance with Instruction 527 issued on October 4, 2012 by the Securities and Exchange Commission of Brazil (CVM).

In 1H15, Braskem posted EBITDA of R$4,094 million. In addition to the operational improvement, the increase in relation to 1H14 is explained by (i) the higher total sales volume; (ii) the 29% average Brazilian real depreciation; (iii) the recovery in thermoplastic resins spreads in the international market; and (iv) the recognition of a R$220 million refund related to the amendment to the naphtha supply agreement in 1Q15; which were partially offset by (v) the lower basic petrochemicals spreads. In U.S. dollar, EBITDA in 1H15 amounted to US$1,357 million, increasing 13% from 1H14.

▶  Net Financial Result

The net financial result in 2Q15 was an expense of R$616 million, compared to the expense of R$589 million in the prior quarter.

Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), and any change in the exchange rate has an impact on the accounting financial result. On June 30, 2015, this net exposure was composed (i) in the operations, by 76% of suppliers, which was partially offset by 57% of accounts receivable; and (ii) in the capital structure, by 75% of net debt. Since its operating cash flow is heavily linked to the dollar, the Company believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar and approximately 80% of its costs are pegged to this currency.

Since Braskem regularly exports part of its production and aiming to better reflect exchange variation in its result, it designated, as of May 1, 2013, part of its dollar-denominated liabilities as hedge for its future exports (hedge accounting of exports).

The subsidiary Braskem Idesa, aiming to better reflect exchange variation in its profit and loss, decided, on October 1, 2014, to designate the liabilities related to the financing of the Mexico project, which adopts a project finance model in U.S. dollar, as hedge for its future sales, which will be made in the same currency.

As a result, the exchange variation arising from liabilities related to the project, which amounted to US$3.2 billion on June 30, 2015, is temporarily recorded under shareholders’ equity and transferred to the income statement only when such sales occur, thus enabling the simultaneous recognition of the dollar impact on its liabilities and sales.

In this context, the effect from the 3% U.S. dollar5 depreciation on the consolidated net exposure of liabilities not designated as hedge accounting generated a negative impact on the financial result of R$40 million.

Excluding the effects of foreign exchange and monetary variation, the net financial result in 2Q15 was an expense of R$519 million, increasing R$25 million from the expense in the previous quarter, which is explained mainly by the higher financial charges arising from the higher volume of naphtha purchased in the period and by the reduction in interest revenue due to the change in the mix of cash and cash equivalents in Brazilian real and U.S. dollar.

On the same basis, in 1H15, the net financial result was an expense of R$1,012 million, or R$87 million higher than in the same period last year. The main factors were the increase in interest on financing due to the cumulative hike in the country's basic interest rate between the periods and the amortization of short-term debt.

The following table shows the composition of Braskem’s net financial result.

R$ million	2Q15	1Q15	2Q14	1H15	1H14
Financial Expenses	(663)	(1,192)	(523)	(1,856)	(1,100)
Interest Expenses	(326)	(422)	(270)	(748)	(577)
Monetary Variation (MV)	(90)	(85)	(77)	(175)	(163)
Foreign Exchange Variation (FX)	(16)	(451)	87	(467)	141
Net Interest on Fiscal Provisions	(15)	(9)	(27)	(24)	(58)
Others	(217)	(225)	(235)	(441)	(443)
Financial Revenue	47	603	45	651	62
Interest	20	150	61	169	105
Monetary Variation (MV)	33	39	6	72	23
Foreign Exchange Variation (FX)	(24)	402	(52)	378	(113)
Net Interest on Fiscal Credits	3	2	18	5	26
Others	16	10	12	26	21
Net Financial Result	(616)	(589)	(478)	(1,205)	(1,038)
R$ million	2Q15	1Q15	2Q14	1H15	1H14
Net Financial Result	(616)	(589)	(478)	(1,205)	(1,038)
Foreign Exchange Variation (FX)	(40)	(49)	35	(89)	28
Monetary Variation (MV)	(57)	(46)	(71)	(103)	(140)
Net Financial Result Excluding FX and MV	(519)	(494)	(441)	(1,012)	(925)

▶  Net Income / Loss

Braskem posted net income of R$1,055 million in the quarter and of R$1,259 in 1H15. In both cases, the result benefitted from the good operational performance and from the adoption of hedge accounting, which better translates the effects of exchange variation on dollar-denominated liabilities on the Company's results.

5 On June 30, 2015, the Brazilian real/U.S. dollar exchange rate (end of period) was R$3.103/US$1.00.

▶  Capital Structure and Liquidity

On June 30, 2015, Braskem's consolidated gross debt stood at US$10.5 billion. This amount includes the investment in the Mexico project of US$3.2 billion. Since this investment is made through a project finance structure, in which the project’s debt will be repaid using its own cash flow, for the purpose of analyzing the Company's debt this project is not included.

In this context, Braskem's gross debt stood at US$7,328 million, up 2% from the balance on March 31, 2015. At the end of the period, 73% of gross debt was denominated in U.S. dollar.

Cash and cash equivalents amounted to US$1,473 million, decreasing US$55 million from the prior quarter. As a result, Braskem's net debt increased 3% to US$5,855 million. In Brazilian real, net debt remained stable in relation to the end of 1Q15, influenced by the 3% depreciation in the U.S. dollar6 in the period. At the end of the period, 75% of net debt was denominated in U.S. dollar.

In line with its strategy to maintain high liquidity and its financial health, the Company also maintains two stand-by credit facilities in the amounts of US$750 million and R$500 million, both of which mature in 2019. The Company's stand-by credit facilities do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

The EBITDA growth of 16% in the last 12 months supported improvement in financial leverage, as measured by the ratio of net debt to EBITDA in U.S. dollar, which ended the quarter at 2.27x, down 11% from 1Q15. In Brazilian real, the leverage ratio stood at 2.59x, decreasing 22%.

On June 30, 2015, the average debt term was 16.0 years, down from 16.4 years on March 31, 2015. Considering only the portion of debt denominated in U.S. dollar, the average debt term was around 20.7 years. The average debt cost on June 30, 2015 was 6.19% in U.S. dollar and 9.87% in Brazilian real, compared to 6.30% and 9.48%, respectively, in the prior quarter.

[6] On June 30, 2015, the Brazilian real/U.S. dollar exchange rate (end of period) was R$3.1026/US$1.00.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s amortization schedule as of June 30, 2015.

Only 4% of total debt matures in 2015 and the Company's high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 33 months. Considering the stand-by credit facilities, this coverage is 46 months.

CAPITAL EXPENDITURE:

In 1H15, Braskem invested R$798 million (excluding capitalized interest and the funds from the project finance and non-controlling shareholder of the Mexico project).

Excluding the Mexico project from the analysis, total investment in the period came to R$516 million. Of this amount, R$483 million, or approximately 90% of the total, was allocated to industrial operations, including the investments related to operating efficiency, HSE, productivity and maintenance. The remainder was allocated to other strategic projects, such as the investment in UTEC production in La Porte, United States.

In line with its portfolio and fixed-cost management strategy, Braskem will invest close to R$2 billion in 2015.

Excluding the Mexico project from the analysis, total investment projected for the year is R$1.3 billion. Of this amount, around 85% will be allocated to operational investments, while the remainder will be allocated to other strategic projects, such as UTEC production in the United States and the studies related to other strategic expansion projects.

Mexico Project

With startup expected by year-end, Braskem disbursed US$105 million or R$282 million for the project in the first half of the year. The project estimated investment for 2015 is around US$300 million.

PIPELINE OF MAIN PROJECTS:

Consistent with its middle and long term strategy, Braskem focuses on investments that improve the competitiveness and diversification of its feedstock profile and strengthen its leadership in the Americas and in the biopolymers industry.

Project	Capacity (kton/y)	Investment
Ethylene XXI (integrated ethylene/PE project) Location: Coatzacoalcos, Mexico	1,050	~US$5.2 bn

▪  JV between Braskem (75%) and Idesa (25%).

▪  Long-term contract (20 years) with PEMEX-Gás based on the Mont Belvieu gas price reference.

▪  In addition to gaining access to feedstock at attractive conditions, the project aims to meet the growing Mexican demand for PE of around 2 million tons, of which some 70% is currently met by imports.

▪  In October 2012, the Engineering, Procurement and Construction (EPC) contract was signed with a consortium for the complex’s construction formed by Odebrecht (40%), Technip (40%) and ICA Fluor (20%).

▪  The US$3.2 billion project finance structure was concluded in December 2012:

o    SACE: US$600 million;

o    IDB and IFC: US$570 million A loan and US$700 million B loan;

o    Brazilian Development Bank (BNDES): US$623 million;

o    BancoMext and NAFIN: US$400 million;

o    EDC: US$300 million.

▪  Construction: in 2Q15, the project reached 95.1% physical completion. All engineering and procurement activities were concluded. The focus is on completing the construction and electromechanical assembly activities (mainly the installation of tubing, instruments and thermal insulation). Pre-commissioning activities are being conducted in parallel in certain areas of the complex and are progressing on schedule. In June, the complex already had fuel gas available, enabling the activation of the first boiler for testing.

▪  In 1H15, Braskem Idesa received a refund of VAT tax in the amount of R$601 million related to the purchase of machinery and equipment for the project. The remaining balance of R$181 million should be refunded in the near term.

▪  Progress continued to be made on the pre-marketing activities, with the client portfolio of Braskem-Idesa already numbering around 340 clients.

▪  Project finance – withdrawal of disbursements by the subsidiary:

o    First disbursement on Jul/24/2013: US$1,484 million;

o    Second disbursement on Nov/6/2013: US$547 million;

o    Third disbursement on Apr/8/2014: US$465 million;

o    Fourth disbursement on Aug/11/2014: US$383 million;

o    Fifth disbursement on Apr/22/2015: US$291 million.

▪  Priorities for 2015:

o    Concluding assembly of the complex's electro-mechanical equipment;

o    Commissioning: start of steam generation for powering the utility plants and cracker;

o    Completing the paving of the plants and delivering the administrative buildings and logistics infrastructure;

o    Completing the implementation of processes and structuring the industrial team;

o    Expanding and diversifying the client base; and

o    Guaranteeing the complex's start-up in the second half of 2015, within the expected reliability standards.

Ascent West Virginia, USA	n/a	To be determined

▪  In view of the new levels of global oil and polyethylene prices, new scenarios are being incorporated into the analysis of the Appalachian Shale Cracker Enterprise (Ascent) project. Consequently, the feasibility study will require more time than initially expected.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶   Plastics Chain Competitiveness Incentive Plan (PICPlast)

The Plastics Chain Competitiveness Incentive Plan (PICPlast), created in partnership with the Brazilian Plastics Industry Association (Abiplast) to develop structural programs to promote the competitiveness and growth of the country's plastics manufacturing industry, registered the following highlights:

▪        Braskem, in partnership with the Rio de Janeiro state water utility CEDAE and the Brazilian Association of Polyolefin Tubing and Systems (ABPE), organized the first Plastics Solutions for Basic Sanitation Seminar, which was held in Rio de Janeiro. The event attracted some 90 participants and presented the technical aspects for plastics applications in the basic sanitation sector and examples of applications that reduce losses and building costs.

▶ VISIO Program Braskem continues to make progress on its commitment to develop the Brazilian plastics chain and create value for its Clients. The highlights this quarter include:

Alucoil, a Spanish company of the Aliberico Group with over 35 years of expertise in the aluminum industry, and Tekno, a Brazilian company with over 70 years of experience developing paint technology for metal plates, formed a joint venture for the production, in Brazil, of metal composite panels used primarily in the construction industry. The product's internal structure is made from polyethylene, and Polyplastic, a supplier of the protective adhesive film that covers the panels and a Braskem partner client in the special films segment, recommended contacting the Company for the product's development. This synergy enabled the entire panel manufacturing process to be performed locally, at the new Alucoil Brasil plant in Guaratinguetá, São Paulo.

Sustainable Development

Braskem continues to focus on strengthening its contribution to sustainable development. Its efforts in this area are structured along three main fronts: (i) increasingly sustainable Resources and Operations; (ii) increasingly sustainable Products; and (iii) Solutions for a more sustainable life. In the quarter, the most notable activities on these fronts were:

▪         Social Responsibility: the Fábrica de Florestas Institute reached the impressive mark of 1 million seedlings produced and more than 600,000 planted over its seven years of operations in the states of Bahia, Rio de Janeiro and São Paulo.

▪         The subsidiary Braskem Idesa, in partnership with the National Institute of Anthropology and History (INAH), the agency responsible for investigating, conserving, protecting and disseminating Mexico's historical heritage, published the book “Archaeological Discoveries in the Lower Coatzacoalcos Basin,” which contains images and descriptions of the archaeological discoveries of the pre-classical period (2000 B.C. to 100 A.D.) found on the project's site in Mexico, which represents an important contribution to reclaiming the history of Central America.

▪         The United Nations organized the Global Compact+15, an event commemorating the 15th anniversary of the Global Compact. Braskem was recognized for its activities in the area of Sustainable Development by receiving honorable mention and contributing texts for two publications, "NEXT" and "IMPACT." The event was attended by UN Secretary-General Ban Ki-moon.

Other Events

On March 11, 2015, Braskem became aware, in connection with statements made in legal proceedings against third parties, of claims of alleged undue payments in benefit of the Company in the feedstock supply agreements entered into with Petrobras ("Claims") between 2006 and 2012. To date, the Company has not received any notification of the filing of any proceeding or investigation by Brazilian or U.S. authorities.

In light of such Claims, the Company proactively launched an internal investigation procedure ("Investigation"). Braskem hired law firms in Brazil and the United States with proven experience in similar cases to conduct the process.

Braskem has voluntarily communicated with the agencies regulating the capital markets in Brazil (Securities and Exchange Commission of Brazil - CVM) and in the United States (U.S. Securities and Exchange Commission – SEC and U.S. Department of Justice), keeping them informed of the investigation's progress.

Class actions

The Management of Braskem became aware through the media that it was the subject of class actions in the courts of the United States, following the aforementioned allegations. To date, Braskem had not been notified on the record of any class action filed before the courts of the United States.

For additional information, see note 20 (a) and 20 (b) of the 2Q15 Quarterly Information.

OUTLOOK:

The International Monetary Fund (IMF), in a report published in July, revised downward its forecast for world GDP growth in 2015, from 3.5% to 3.3%, mainly due to the weaker economic growth in the United States in the first quarter. The main drivers of economic growth remain related to the gradual acceleration of advanced economies.

On the other hand, the expectation is that emerging market economies will continue to decelerate, reflecting the lower commodity prices and tighter credit conditions. For China, the IMF maintains unchanged its forecast for GDP growth of around 7%.

The risk factors in this scenario are associated with higher volatility in financial markets, in particular Asian stock exchanges and the impasse in the negotiations of Greece's sovereign debt.

In Brazil, according to the latest Focus market readout published by the central bank, GDP is expected to contract by 1.80% this year. The consensus forecast for industrial production growth, however, remained stable at negative 5%.

In parallel to the measures already announced, the federal government is expected to adopt structural measures to support a recovery in the industry's growth and investment. It is imperative that these efforts focus on improving all issues related to the supply and competitiveness of production inputs, such as feedstocks and electricity, and to worker qualification and labor productivity.

With regard to the international petrochemical industry, the near-term expectation is for spreads, though still at healthy levels, to contract in relation to the level in 2Q15. The points of attention remain related to geopolitical risks in the Middle East and North Africa and their impact on the dynamics of the oil market and on world GDP growth. This scenario is further exacerbated by the fluctuation in demand from China, a key global consumer of raw materials, and the recent negotiations to end the sanctions imposed on Iran, which could exert further downward pressure on oil prices.

Meanwhile, Braskem’s strategy remains centered on strengthening its business by (i) increasing the competitiveness of its feedstock matrix by reducing its cost and diversifying its profile; (ii) continuing to strengthen its relationships with Clients; (iii) supporting the development of Brazil’s petrochemical and plastics chain; (iv) pursuing higher operational efficiency; and (v) maintaining the company’s financial health and cost discipline.

Regarding the new program to reduce fixed costs, upon completing the mapping of initiatives, the phase of implementing and monitoring actions should begin, which involves new processes, optimizations and implementing new systems. Most of these savings will be perceived in 2016, when implementation of the initiatives identified is expected to be completed.

Braskem informs that it remains dedicated to negotiating new terms and conditions on a competitive basis for a long-term naphtha supply agreement with Petrobras. The chemical and petrochemical industry is responsible for supplying feedstocks and basic products to nearly 15,000 companies in virtually all sectors of the economy, and accounts for around 10% of Brazil's industrial GDP and 3% of its national GDP.

Petrobras is the only naphtha producer in Brazil and, since the sector's creation in the country in the 1960's and 1970's, has always supplied the chemical and petrochemical industry with naphtha from its refineries. That is how Brazil's chemical industry has grown and consolidated over recent decades to become today the world's sixth largest. Therefore, it is fundamental that locally produced naphtha not be redirected to the fuel industry and is used to continue supplying an industry of key importance to the Brazilian economy.

In this context, Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities, seeking to create value for its Clients, Shareholders and Society and to increasing competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

NOTE: (i) On June 30, 2015, the Brazilian real/U.S. dollar exchange rate was R$3.1026/US$1.00.

UPCOMING EVENTS:

▶       2Q15 Earnings Conference Call

Investor Relations Team:

Roberta Varella	Daniela Balle de Castro	Stephan A. Szolimowski
IRO	IR Specialist	IR Analyst
Tel: (55 11) 3576-9266	Tel: (55 11) 3576-9615	Tel: (55 11) 3576-9513
roberta.varella@braskem.com	daniela.castro@braskem.com	stephan.szolimowski@braskem.com

www.braskem.com.br/ri

EXHIBITS LIST:

            Braskem, a world-class Brazilian petrochemical company, is the leading thermoplastic resin producer in the Americas. With 36 industrial plants, of which 29 are in Brazil, 5 in the United States and 2 in Europe, the Company has annual production capacity of 16 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Statement of Operations

(R$ million)

Income Statement	2Q15	1Q15	2Q14	Change	Change	1H15	1H14	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Gross Revenue	13,220	11,939	12,565	11%	5%	25,159	26,196	-4%
Net Revenue	11,592	10,195	10,853	14%	7%	21,787	22,696	-4%
Cost of Good Sold	(8,828)	(8,590)	(9,600)	3%	-8%	(17,418)	(19,924)	-13%
Gross Profit	2,764	1,605	1,253	72%	121%	4,369	2,771	58%
Selling Expenses	(260)	(262)	(282)	-1%	-8%	(522)	(551)	-5%
General and Administrative Expenses	(342)	(337)	(323)	2%	6%	(679)	(632)	7%
Other Net Operating Income (expenses)	(50)	(40)	(15)	25%	233%	(90)	175	-
Investment in Subsidiary and Associated Companies	8	2	1	-	-	10	1	-
Operating Profit Before Financial Result	2,119	968	635	119%	234%	3,088	1,764	75%
Net Financial Result	(616)	(589)	(478)	5%	29%	(1,205)	(1,038)	16%
Profit Before Tax and Social Contribution	1,503	379	157	296%	858%	1,883	726	159%
Income Tax / Social Contribution	(449)	(175)	(33)	156%	1280%	(624)	(205)	204%
Net Profit	1,055	204	124	417%	748%	1,259	521	142%
Earnings Per Share	1.38	0.32	0.16	-	-	1.69	0.67	152%

EXHIBIT II

EBITDA CALCULATION

(R$ million)

EBITDA Statement	2Q15	1Q15	2Q14	Change	Change	1H15	1H14	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Profit	1,055	204	124	417%	748%	1,259	521	142%
Income Tax / Social Contribution	449	175	33	156%	1280%	624	205	204%
Financial Result	616	589	478	5%	29%	1,205	1,038	16%
Depreciation, amortization and depletion	494	519	497	-5%	-1%	1,013	1,003	1%
Cost	451	480	440	-6%	2%	932	907	3%
Expenses	43	38	57	12%	-24%	82	95	-14%
Basic EBITDA	2,614	1,487	1,132	76%	131%	4,101	2,766	48%
Provisions for the impairment of long-lived assets (i)	4	(0)	(1)	-	-	4	1	-
Results from equity investments (ii)	(8)	(2)	(1)	-	-	(10)	(1)	-
Adjusted EBITDA	2,610	1,485	1,130	76%	131%	4,094	2,767	48%
EBITDA Margin	22.5%	14.6%	10.4%	7.9 p.p.	12.1 p.p.	18.8%	12.2%	6.6 p.p.

(i)                  Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA, since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)                 Corresponds to results from equity investments in associated companies and joint ventures.

EXHIBIT III

Consolidated Balance Sheet

 (R$ million)

ASSETS	06/31/2015	03/31/2015	Change
	(A)	(B)	(A)/(B)
Current	14,542	15,340	-5%
Cash and Cash Equivalents	4,821	5,071	-5%
Marketable Securities/Held for Trading	97	93	4%
Accounts Receivable	2,673	3,199	-16%
Inventories	5,234	4,692	12%
Recoverable Taxes	1,374	1,653	-17%
Other Receivables	342	631	-46%
Non Current	37,945	38,718	-2%
Marketable Securities/ Held-to-Maturity	34	39	-14%
Compulsory Deposits and Escrow Accounts	252	235	7%
Deferred Income Tax and Social Contribution	1,675	2,269	-26%
Taxes Recoverable	1,279	1,242	3%
Insurance claims	125	147	-15%
Investments	170	168	1%
Property, Plant and Equipament	30,955	31,168	-1%
Intangible Assets	2,812	2,843	-1%
Others	644	607	6%
Total Assets	52,487	54,058	-3%

LIABILITIES AND SHAREHOLDERS' EQUITY	06/31/2015	03/31/2015	Change
	(A)	(B)	(A)/(B)
Current	14,109	16,340	-14%
Suppliers	10,818	12,803	-16%
Financing	1,925	1,877	3%
Project Finance	83	31	165%
Derivatives	70	83	-16%
Salary and Payroll Charges	466	629	-26%
Dividends and Interest on Equity	4	216	-98%
Taxes Payable	316	342	-8%
Advances from Customers	111	115	-3%
Sundry Provisions	51	52	-2%
Post-employment Benefit	0	0	-
Other Payable	265	192	38%
Non Current	33,762	34,218	-1%
Financing	20,811	21,250	-2%
Project Finance	9,573	9,353	2%
Derivatives	855	904	-5%
Deferred Income Tax and Social Contribution	695	706	-2%
Taxes Payable	31	31	0%
Sundry Provisions	476	513	-7%
Advances from Customers	54	81	-34%
Other Payable	201	302	-33%
Intercompany Loan	989	1,001	-1%
Others	77	77	0%
Shareholders' Equity	4,616	3,499	32%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	466	736	-37%
Treasury Shares	(50)	(50)	0%
Other Comprehensive Income*	(5,108)	(5,455)	-6%
Retained Earnings	1,362	258	-
Non Controlling Interest on Braskem Idesa	(329)	(266)	24%
Total Liabilities and Shareholders' Equity	52,487	54,058	-3%

* Includes exchange variation of financial liabilities designated for hedge accounting (Note 14.2.1 (b) to the Financial Statements).

EXHIBIT IV

Cash Flow

(R$ million)

Cash Flow	2Q15	1Q15	2Q14	1H15	1H14

Profit (loss) Before Income Tax and Social Contribution	1,503	379	157	1,883	726
Adjust for Net Income Restatement
Depreciation, Amortization and Depletion	494	519	497	1,013	1,003
Equity Result	(8)	(2)	(1)	(10)	(1)
Interest, Monetary and Exchange Variation, Net	470	1,167	262	1,636	567
Cost on divestment in subsidiary	-	-	(315)	-	(277)
Provision for losses - fixed assets	2	4	1	5	5
Cash Generation before Working Capital	2,461	2,067	601	4,528	2,023
Operating Working Capital Variation
Market Securities	9	8	(60)	17	(65)
Account Receivable	561	(618)	12	(57)	36
Recoverable Taxes	282	291	147	573	103
Inventories	(493)	578	478	85	(21)
Advanced Expenses	32	5	(106)	37	(89)
Other Account Receivables	224	(253)	257	(28)	(75)
Suppliers	(1,703)	449	(43)	(1,254)	(310)
Advances from Customers	(31)	8	(116)	(23)	(128)
Taxes Payable	(67)	130	(95)	63	(145)
Other Account Payables	(211)	(41)	(135)	(251)	50
Other Provisions	(39)	(29)	5	(67)	(9)
Operating Cash Flow	1,025	2,596	947	3,622	1,369
Interest Paid	(465)	(350)	(306)	(815)	(500)
Income Tax and Social Contribution	(40)	(10)	(20)	(50)	(42)
Net Cash provided by operating activities	520	2,236	621	2,756	827
Proceeds from the sale of fixed assets	0	1	10	1	10
Proceeds from the capital reduction of associates	-	-	315	-	315
Additions to Fixed Assets	(1,012)	(816)	(1,500)	(1,828)	(2,657)
Additions to Intangible Assets	(9)	(1)	(6)	(10)	(14)
Financial Assets Held to Maturity	(0)	-	4	(0)	11
Cash used in Investing Activities	(1,020)	(816)	(1,178)	(1,837)	(2,336)
Obtained Borrowings	2,157	1,752	2,677	3,910	4,334
Payment of Borrowings	(1,447)	(1,973)	(1,707)	(3,420)	(3,549)
Repurchase of Shares	-	(1)	-	(1)	-
Dividends	(482)	(0)	(482)	(482)	(482)
Non-controlling interests	-	-	(0)	-	(0)
Cash used in Financing Activities	229	(222)	488	6	303
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	21	(120)	6	(98)	21
Increase (decrease) in Cash and Cash Equivalents	(250)	1,078	(63)	828	(1,185)
Represented by
Cash and Cash Equivalents at The Beginning of The Period	5,071	3,993	3,214	3,993	4,336
Cash and Cash Equivalents at The End of The Period	4,821	5,071	3,151	4,821	3,151
Increase (Decrease) in Cash and Cash Equivalents	(250)	1,078	(63)	828	(1,185)

EXHIBIT V

Production Volume

PRODUCTION CONSOLIDATED
tons	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15

Polyolefins
PE's	589,755	576,079	643,577	605,110	654,264	684,594
PP	391,370	376,927	419,559	404,635	347,108	412,277

Vinyls
PVC	146,042	167,314	169,999	151,660	132,354	130,028
Caustic Soda	108,191	111,611	116,528	111,732	102,814	103,697

Basic Petrochemicals
Ethylene	789,559	789,769	847,593	810,966	826,657	872,465
Propylene	323,734	312,023	347,649	323,231	346,739	359,202
Benzene	154,170	156,674	188,172	172,715	169,339	166,077
Butadiene	90,353	88,775	97,404	98,295	92,137	105,898
Toluene	67,797	46,960	30,003	33,435	35,912	36,958
Fuel (m³)	249,700	273,893	222,521	229,494	294,639	256,117
Paraxylene	15,876	491	43,098	41,874	39,561	48,461
Orthoxylene	17,099	15,520	14,574	15,415	16,800	14,272
Butene 1	13,606	14,959	13,216	12,701	14,531	16,241
ETBE/ MTBE	73,813	69,096	82,351	80,767	77,192	75,837
Mixed Xylene	27,166	37,943	32,261	30,012	16,363	14,249
Cumene	64,029	55,127	46,121	48,583	47,395	57,857
Polybutene	7,103	8,314	5,783	4,348	6,542	4,768
Aromatic Residue	36,010	34,725	30,373	35,073	29,906	35,912
Petrochemical Resins	3,951	3,999	2,459	2,866	3,522	3,186

United States and Europe
PP	444,233	492,804	449,263	469,376	460,866	505,568
*Polyethylene data considers Green PE from 1Q15 onwards.

EXHIBIT VI

Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume
CONSOLIDATED
tons	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15

Polyolefins
PE's	433,973	436,371	452,673	383,121	487,677	399,158
PP	303,076	287,569	314,415	298,989	312,046	271,065
Vinyls
PVC	164,398	155,098	172,361	167,692	154,051	121,508
Caustic Soda	118,655	109,634	121,556	110,238	104,364	107,829

Basic Petrochemicals
Ethylene	133,711	123,573	122,726	119,570	118,188	130,877
Propylene	49,974	47,835	57,378	53,737	46,552	61,470
Benzene	118,953	115,531	125,214	116,873	108,744	125,209
Butadiene	59,662	54,857	48,994	46,470	57,521	56,109
Toluene	12,451	9,809	11,109	12,057	11,627	8,632
Gasoline (m³)	176,726	203,779	106,701	141,963	290,416	126,925
Paraxylene	4,098	-	33,482	35,372	26,426	35,481
Orthoxylene	14,367	18,031	17,133	17,719	14,001	14,137
Mixed Xylene	14,645	11,409	12,680	15,083	11,906	9,557
Cumene	61,905	52,299	49,597	47,846	49,046	57,845
Polybutene	1,841	2,379	3,116	1,627	1,109	2,174
Aromatic Residue	34,743	33,324	31,493	30,139	32,567	34,413
Petrochemical Resins	2,574	2,623	2,651	2,214	1,431	1,870
*Polyethylene data considers Green PE from 1Q15 onwards.

EXHIBIT VII

Sales Volume - Export Market – Main Products

Export Market - Sales Volume
CONSOLIDATED
tons	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15
Polyolefins
PE's	155,094	139,631	192,889	192,776	203,664	256,271
PP	75,925	104,728	123,957	83,278	52,788	113,891

Basic Petrochemicals Unit
Ethylene	-	3,812	4,407	3,619	12,093	12,421
Propylene	39,856	68,170	72,258	56,496	53,322	40,684
Benzene	33,846	28,956	66,642	61,209	49,326	49,174
Butadiene	31,816	34,540	48,968	53,546	34,891	42,917
Toluene	44,103	58,143	17,023	13,967	37,101	21,788
Gasoline (m³)	71,637	49,812	103,534	89,917	13,445	116,272
Paraxylene	5,024	5,030	-	15,945	10,250	14,950
Butene 1	1,497	1,225	20	72	1,590	1,715
ETBE/ MTBE	74,926	64,203	78,343	102,606	65,670	69,829
Mixed Xylene	16,115	19,291	24,720	16,402	8,892	5,838
Polybutene	4,849	3,599	2,347	1,648	2,211	3,917

United States and Europe
PP	460,108	478,584	470,286	453,582	460,278	493,373
*Polyethylene data considers Green PE from 1Q15 onwards.

EXHIBIT VIII

Consolidated Net Revenue

(R$ million)

Net Revenue

R$ million	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15

Polyolefins
Domestic Market	3,578	3,400	3,644	3,486	3,582	3,342
Export Market	951	990	1,282	1,195	1,024	1,650

Vinyls	697	628	684	691	637	602

Basic Petrochemicals (Most Relevants)
Domestic Market
Ethylene/Propylene	679	590	603	565	446	595
Butadiene	198	191	150	122	114	119
Cumene	215	185	166	179	158	141
BTX	503	453	600	543	344	454
Others	426	487	306	311	436	288
Export Market
Ethylene/Propylene	142	230	256	210	196	164
Butadiene	109	123	159	144	72	116
BTX	255	241	266	223	164	221
Others	444	328	476	428	193	463

United States and Europe	2,042	1,942	1,947	2,004	1,751	1,985

Resale*	1,061	450	778	804	742	903
Quantiq	225	188	212	198	193	214
Others¹	319	426	196	508	144	336
Total	11,843	10,853	11,724	11,612	10,195	11,592
*Naphtha, condensate and crude oil
¹Includes pre-marketing activity in Mexico

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.